SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.                  General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[   ]     Merger

[X]     Liquidation

[   ]     Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[   ]     Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.	Name of fund: Cash Assets Trust

3.	Securities and Exchange Commission File No: 811-4066

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[   ]              Initial Application                                [X]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

380 Madison Avenue, Suite 2300, New York, New York 10017

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Toby R. Serkin
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
(617) 951-8760

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act {17 CFR 270.31a-1, .31a-2}:

The following entities are responsible for maintaining and preserving fund records:

(1)	Asset Management Group of Bank of Hawaii
Financial Plaza of the Pacific
130 Merchant Street, Suite 370

Honolulu, Hawaii 96813
Attention: Stephen Rodgers, Chief Investment Officer
(808) 694-4335
(Investment Adviser - Responsible for maintaining records with respect to purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940)

(2)	Aquila Investment Management LLC
380 Madison Avenue, Suite 2300
New York, New York 10017
(212) 697-6666
Attention: Diana P. Herrmann, President and CEO
(Administrator - Responsible for maintaining records with respect to the declaration of trust, by-laws, agreements, minute books, records required to be maintained pursuant to Rule 38a-1 and other records maintained by or at the Administrator)

(3)	Aquila Distributors, Inc.
380 Madison Avenue, Suite 2300
New York, New York 10017
(212) 697-6666
Attention: Marie Aro and Paul O’Brien, Co-Presidents
(Distributor - Responsible for maintaining distribution and other records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(4)	BNY Mellon
760 Moore Rd.
King of Prussia, PA 19406
(610) 382-7642
(Transfer and Shareholder Servicing Agent - Responsible for maintaining share transaction and other shareholder records, including records required to be maintained in accordance with the Securities Exchange Act of 1934)

(5)	JPMorgan Chase Bank, N.A.
1111 Polaris Parkway
Columbus, Ohio 43240
(800) 480-4111 or (614) 248-3518
(Custodian - Responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the Custodian)

(6)	Citi - Global Transaction Services
Client Services
3435 Stelzer Road
Columbus, Ohio  43219
(614) 428-3518
(Fund Accounting Agent- Responsible for maintaining records with respect to ledgers, accounts and other records maintained by or at the Fund Accounting Agent)

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;

[   ]           Unit investment trust; or

[   ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]              Open-end                      [   ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

(1)          Asset Management Group of Bank of Hawaii
Financial Plaza of the Pacific
130 Merchant Street, Suite 370
Honolulu, Hawaii 96813
Attention: Stephen Rodgers, Chief Investment Officer
(Investment Adviser)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

(1)          Aquila Distributors, Inc.
380 Madison Avenue, Suite 2300
New York, New York 10017

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable.

(a)     Depositor’s name(s) and address(es):

(b)     Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]  Yes                            [X]  No

If Yes, for each UIT state:

   Name(s):

   File No.: 811-_____

   Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]  Yes                          [   ]  No

If Yes, state the date on which the board vote took place:  October 4, 2011 and December 14, 2011.

If No, explain:

(b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]   Yes                          [   ]   No

If Yes, state the date on which the shareholder vote took place:  The sole remaining shareholder, Aquila Investment Management LLC, approved the termination of the Trust on January 4, 2012.  The Declaration of Trust of the Registrant does not require a shareholder vote in connection with the liquidation of a Fund.

If No, explain:

II.               Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]   Yes                          [   ]   No

(a)  If Yes, list the date(s) on which the fund made those distributions:  December 8, 2011 and January 5, 2012.

(b)  Were the distributions made on the basis of net assets?

[X]   Yes                          [   ]   No

(c)  Were the distributions made pro rata based on share ownership?

[X]   Yes                          [   ]   No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

Were any distributions to shareholders made in kind?

     [   ]  Yes                            [X]  No

 If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable.

                            Has the fund issued senior securities?

[   ]  Yes                          [   ]  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X]  Yes                          [   ]  No

If No,

(a)  How many shareholders does the fund have as of the date this form is filed?

(b)  Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]  Yes                          [X]  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.              Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[   ]  Yes                          [X]  No

If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)  Why has the fund retained the remaining assets?

(c)  Will the remaining assets be invested in securities?

         [   ]  Yes                          [   ]  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

  [   ]  Yes                          [X]  No

If Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.             Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

 (i)     Legal expenses:  $75,055

 (ii)    Accounting expenses:  $3,750

 (iii)   Other expenses (list and identify separately):
Printing and Mailing Expenses:  $700

Trustees’ fees: $9,000

 (iv)    Total expenses (sum of lines (i)-(iii) above): $88,505

(b) How were those expenses allocated?

The expenses incurred in connection with the liquidation of the Funds were allocated to Aquila Investment Management LLC, each Fund’s Administrator and Asset Management Group of Bank of Hawaii, each Fund’s Investment Adviser.

(c) Who paid the expenses?
Aquila Investment Management LLC paid $16,892 in expenses incurred.

Asset Management Group of Bank of Hawaii paid $71,613 in expenses incurred.

(d) How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[   ]  Yes                                   [X]  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.               Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[    ]  Yes                                   [X]  No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[   ]  Yes                                   [X]  No

If Yes, describe the nature and extent of those activities:

VI.            Mergers Only – Not Applicable.

26.	(a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:
811-_____

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the 1940 Act on behalf of Cash Assets Trust (the “Trust”), (ii) she is the Vice Chair, President and a Trustee of the Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

       /s/ Diana P. Herrmann
By: ____________________
       Diana P. Herrmann
Vice Chair, President and Trustee, Cash Assets Trust